February 11, 2005

Mail Stop 0408

By U.S. Mail and Facsimile

John C. Kleinert
President and Chief Executive Officer
Velocity Asset Management, Inc.
48 S. Franklin Turnpike, 3rd Floor
Ramsey, New Jersey 07446

Re:	Velocity Asset Management, Inc.
	Form SB-2 filed January 14, 2005
	File No. 333-122062

Dear Mr. Kleinert:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that of the shares that you are registering, Mr. Kleinert will be selling approximately 1.7 million, or roughly 25%. We consider such transactions, sales by principal shareholders, to be offers and sales by or on behalf of the registrant, as contemplated by Rule 415(a)(1)(x). It appears that this provision is not available for the offering. Advise us why this transaction would not be by or on behalf of the company. If we determine that the offering is by or on behalf of the company, you will need to revise the terms of your offering to comply with another provision of Rule 415, which would require pricing the offering, and revise the registration statement accordingly.

2. Revise your disclosure throughout the document, including the cover page, summary, and Selling Security Holders and Plan of Distribution sections to clarify that the selling shareholders who are insiders of the company are underwriters.

3. Revise your document to purge legalisms, such as herein, thereunder, and pursuant to, from your prospectus. Please also revise to avoid the use of parenthetical definitions.

4. Please include an updated consent of the independent accountants in your next amendment.

5. Please revise to include audited financial statements for the year ended December 31, 2004 in your next amendment or tell us why updated financials are not required considering the guidance in Rule
310(g)
of Regulation S-B.

Table of Contents

6. Please move this to the page facing the prospectus cover page.

Cover Page

7. Please revise to identify the selling shareholders who are insiders and disclose the number of shares they are offering for sale.

8. Supplementally, please provide a basis for any clear expectation that that your stock will be listed on a "national exchange." Have any concrete steps been taken by the company? If there is no concrete basis for such an expectation, please omit all reference to the company`s "intention." If you choose to discuss this intention in the body of the prospectus, please disclose the timing of when and how the company expects its shares to be listed, including the steps that must take place before such trading can take place. Also, revise this disclosure in the risk factor on page 7.

9. Please revise the cover page to omit all information that is not required under Item 501 of Regulation S-B nor key to making an investment decision. Omit, for example, the par value of the stock and the cross reference to additional information.

10. Please delete the sentence at the end of the first paragraph, or revise it to clarify who the "certain selling shareholders" are, as well as the nature of the company`s "obligations" to them.

Prospectus Summary - page 1

11. It appears that the corporate website disclosed may be inactive.
Please revise or advise.



Risk Factors - page 2

12. The Risk factor section should include all known material risks to investing in the shares of the company. Please revise to delete the discussion in the first introductory paragraph regarding additional or unknown risks.

13. Please delete the second introductory paragraph regarding forward-looking statements, in order to avoid confusion between the risk factors and the uncertainties involved with forward-looking statements.

14. Please use bold lettering or some other formatting throughout this section to highlight the subheadings and set them off from the subsequent text.

15. We note the statement in the Business section, page 15, that until recently all receivables owned by the company were from residents in New Jersey. Please consider including a risk factor with respect to the company`s dependence on the regional economy.

We are subject to competition for the purchase... - page 3

16. Please revise the subheading to clearly express the risk to the investor, rather than merely make a statement about the company.

We have experienced rapid growth over the past several years... - page 4

17. Please revise the subheading to clearly express the risk to the investor. An "increase in our expenses" is too generic to constitute a definite risk.

Because several existing stockholders own a large percentage... - page 5

18. Please revise the risk factor discussion to express a clear risk for the investor. The final sentence, which states, "...can affect the value of our securities" is too vague.

Additional authorized shares of common stock... - page 6

19. Similarly, the phrase "...have an adverse effect on the holders of common stock" is overly vague.

No evaluation of the common stock or the company... - page 8

20. Please delete or revise this risk factor. There is no clear risk expressed, and it would appear to apply to a huge range of securities offerings.




Selling Stockholders - page 10

21. Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.
a) For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.
b) If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:
- purchased the securities to be resold in the ordinary course of business; and
??at the time of the purchase, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters.
Please revise accordingly, or tell us why you don`t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

22. With respect to each selling shareholders that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold.
Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.

23. Supplementally tell us and revise the notes to the financial statements to disclose how you valued and accounted for the warrants, stock options and common shares issued to Lomond International, Inc.
and The Del Mar Consulting Group, Inc. for services rendered.

24. We note that you use equity instruments to acquire goods or services other than employee services. Please revise the notes to the financial statements to include disclosures required under paragraphs
46 - 48 of SFAS No. 123 to the extent that those disclosures are important in understanding the effects of such transactions on the financial statements.

Plan of Distribution - page 12

25. Please briefly describe the requirements of Rule 144.

Description of Business - page 13

26. In the second paragraph on page 14, we note that you affected a
13:1 reverse stock split on April 8, 2004. Please revise to reflect all per share information in the filing, including the Consolidated
Statements of Retained Earnings (Deficit) / Members Equity
(Deficit)
on page F-6, for the reverse stock split. Refer to SAB Topic 4.C.

Receivables and Interest in Distressed Real Property Purchase
Program
- page 15

27. Please revise this discussion to give the reader a better understanding of what your company`s business is and how it conducts that business. It appears to us that the company is in three lines of business, each distinct from the other. If this is the case, describe each business, giving quantitative information regarding the size of each business. For example, for Velocity, describe what type of consumer debt you purchase, discuss the average duration of the consumer debt that you purchase, discuss from whom you purchase it and explain in more detail how you collect this debt. For example, the type of quantitative information that to give the reader could include the face amount of debt that you have purchased by periods, the dollar amount that you have collected, how much you have written off and how much you have re-sold. For JHI, explain in more detail how you purchase the properties, in what states you purchase the properties, how long you typically hold the properties, whether or not you usually improve the properties and how and to whom you sell them. Disclose the total amount you have spent purchasing properties, the number of properties you have purchased and the average purchase price. Prove similar information for VOM`s business.

28. You state on page 13 that you purchase the properties at less than fair market value. We assume that you purchase these properties at public auction or through another open process, so it is unclear how it can be less than fair market. Please advise.

Receivable Servicing - page 16

29. We do not understand why the third party servicers are not named and any contracts with them filed as exhibits.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

General

30. Please revise this section to disclose all significant accounting policies and discuss why management considers these accounting policies to be critical. Refer to Item V of Interpretive Release
No.
33-8350 regarding the analysis of factors effecting critical accounting estimates and revise accordingly.



Results of Operations - page 19

31. We note that your discussion does not provide explanations for changes in the results of operations as presented in the Consolidated
Statements of Income (Loss) on page F-5 for fiscal years ended
December 31, 2003 to 2002. Please revise your MD&A to include discussion of your consolidated operations for each period presented in the financial statements.

32. We note that you provide discussion of changes in operating results for the three-month period ended September 30, 2004 and its comparative period in 2003 although these results are not presented in the financial statements. Please revise your MD&A to include discussion of your consolidated operations for each period presented in the financial statements.

33. We note your discussion about the increase in revenues and expenses. For all periods presented in your filing, please revise to provide an expanded discussion of specific causes for any material changes in your revenues and operating results. For instance, provide a more detailed analysis describing how increases in operating expenses were the result of increases in related revenues. Refer to
Item 303 (b) of Regulation S-B and Section III.B of the Commission`s recent interpretive release regarding Management`s Discussion and Analysis (Release No. 33-8350) for further guidance.

Liquidity and Capital Resources - page 20

34. Please revise to identify any known trends or any known demands, commitments, events, or uncertainties, such as planned business acquisitions or potential redemption of warrants, that will result in or that are reasonably likely to result material changes in your liquidity and capital positions. Refer to Item 303 (B) of Regulation
S-B.

35. We note in your Form 8-K filed on February 2, 2005 that you have obtained a $12.5 million line of credit from Wells Fargo. Please revise this section to describe the terms of this arrangement and its impact on your liquidity.

Executive Compensation - page 22

36. Please revise to clarify the statement that the company plans to compensate its officers and directors "to the extent we have resources available" in light of the earlier discussion regarding employment contracts.

37. Also, please discuss the compensation of directors.

38. Please disclose whether or not the employees mentioned devote their full time to the company`s business. If the officers work less than full time for the company, please disclose the per cent of time that each devotes to the company`s business.

Certain Relationships and Related Transactions - page 23

39. With respect to item 3 in this section, please revise to explain who constituted the committee referred to.

Where You Can Find More Information - page 26

40. Please delete the paragraph discussing incorporation by reference. Form SB-2 permits incorporation by reference only with respect to the exhibits, which is not part of the prospectus, nor is there any automatic updating.

41. Delete the qualification in the second paragraph or state that all material provisions of the contracts or information in the documents are disclosed and explained in the prospectus.

Financial Statements

General

42. Please revise the audit report on page F-2 to refer to the standards of the Public Company Accounting Oversight Board (PCAOB) rather than to U.S. generally accepted auditing standards, as required by PCAOB Auditing Standard No. 1, "References in
Auditors`
Reports to the Standards of the Public Company Accounting
Oversight
Board" approved by the Commission on May 14, 2004.

43. We note that you currently include combined financial statements of J. Holder, Inc., VOM, LLC and Velocity Investment LLC prior to the reverse acquisition of Tele-Optics, Inc. Please revise to include consolidated historical financial statements of the accounting acquirer, i.e. STB, Inc., audited for the two most recent completed fiscal years and unaudited for the most recent interim period and comparable prior year period. Refer to Appendix B of SEC Accounting
Disclosure Rules and Practices Official Text.

44. Please revise the financial statements to retroactively restate stockholders` equity and earnings per share amounts prior to merger for the recapitalization. We note that the currently presented financial statements for periods prior to the merger date include historical stockholders` equity and earnings per share amounts of the legal acquirer.

45. Please revise to file updated audit opinions for the revised financial statements included in your amended filing.

Consolidated Balance Sheet - Page F-3

46. Please revise to separately disclose the amount of accumulated depreciation either on the face of the balance sheet or in the footnotes.


Consolidated Statements of Income (Loss) - page F-5

47. Please supplementally provide us with your analysis supporting gross presentation of your revenues and costs relating to sales of real property. In your analysis cite the specific accounting literature you relied upon and tell us how you considered the guidance in EITF 99-19.

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies - page F-9

General

48. Please revise to disclose all your significant accounting policies. We note for instance that you do not include your policies related to your accounting for warrants and options and they appear to be significant to your business.

49. Please revise to include your policies for the accounting of services received in exchange for the issuance of shares.
Describe
how you value the consideration received and shares issued and how the exchange is reported in your financial statements. Tell us how you considered the guidance in SFAS No. 123 and related accounting literature.

      Reverse Acquisition - page F-9

50. Please revise to remove reference to APB Opinion No. 16 since it has been superseded by SFAS No. 141. Disclose how you accounted for this acquisition under the updated pronouncement.

51. Based on the guidance in Appendix B of SEC Accounting
Disclosure
Rules and Practices Official Text, it appears that the merger of STB,
Inc., the accounting acquirer, into Tele-Optics, Inc., a public shell corporation, should be accounted for as a recapitalization as opposed to a business combination. Please revise to disclose the changes in capital structure, preferably in a tabular form, effected at the acquisition date.

      Investments and Revenue Recognition - page F-9

52. Please revise this footnote and Note 3 to clearly explain what the investments in real property consist of and where these amounts are presented on your balance sheet.

53. Please revise to clarify where you present revenues from investments in New Jersey municipal tax liens on the income statement. Consider quantifying the amounts on the face of the financial statements or disclose in footnotes.

54. Please supplementally tell us how you determined APB 21 is applicable for your investments in New Jersey municipal tax liens. It appears to us that these investments may be scoped out of APB Opinion
No. 21 based on the guidance in paragraph 16 of the Opinion. Please also tell us how you determined that including accrued interest in the carrying value and recognizing interest revenue on the accrual basis is appropriate for these assets.

55. Supplementally tell us and revise to clarify how you account for interest and discount accretion on purchased distressed credit card portfolios on the cash-basis, considering the guidance in PB6.

56. Supplementally confirm to us whether you apply collections made on purchased distressed credit card portfolios first against the recorded amount of the loan and when that amount has been reduced to zero, any additional amounts received are recognized as income.

      Allowance for Credit Card Portfolio Losses - page F-10

57. Please revise your footnote to describe where on the balance sheet you present this allowance. It is not clear to us if you provided for an allowance for each of the periods presented. If you do maintain an allowance, please provide a rollforward in your footnotes.

      Recent Accounting Pronouncements - page F-10

58. Please revise to disclose how the adoption of SOP 03-3 is expected to change your accounting for purchased finance receivables and impact your future financial results, as required by SAB Topic 11M.

Note 5 - Line of Credit - page F-13
Note 6 - Long Term Debt - page F-14

59. Supplementally provide us a comprehensive explanation of your accounting for the conversion of the line of credit and long term debt into shares of your common stock, specifying the accounting literature you relied upon. It does not appear that the debt was forgiven since the value of shares issued in exchange appears to be greater than the debt due. We will have further comments.

Note 8 - Related Party Transactions - page F-16

60. We note in separate parts of the filings mention of several transactions with affiliates and other related parties that are not included in this footnote. For instance, we note on page 10 that two of your executive officers granted options to Del Mar Consulting in connection with an consulting agreement entered into with them on December 16, 2004. Similarly on page 25 we noted that your business office is leased from a company that is owned by Messrs. Ragan, who are identified as related parties. Please revise to include all disclosures required by paragraphs 2-4 of SFAS No. 57 in the notes to the financial statements.

61. Given the extent of your related party transactions, consider disclosing dollar amounts of significant related party transactions on the face of the balance sheet, income statement, or statement of cash flows, as appropriate.

62. We also note that a related entity provided office space and administrative support to you at no cost in 2003. As required by SAB
Topics B.1 and 5T, please revise to include this other similar costs incurred by others on your behalf so as to reflect all costs of doing business in historical financial statements.

Part II

Recent Sales of Unregistered Securities

63. Please revise to state clearly under what exemption each of the sales was made.

Exhibits

64. Please file an exhibit 5 legality opinion.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Heather Schimkaitis, Staff Accountant, at
(202)
824-5342 or Amit Pande, Senior Accountant at (202) 942-2952 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at (202) 942-2889 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Steve A. Saide, Esq.


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Velocity Asset Management, Inc.
Page 11